ACETO CORPORATION
One Hollow Lane, Lake Success, NY 11042
(516) 627-6000

April 25, 2007                VIA EDGAR
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 3561
Washington, D.C. 20549
Attention: William Thompson
                Branch Chief

Re:	Aceto Corporation Response to Staff Comment on Form 10-K for the fiscal year ended June 30, 2006
File No. 0-04217

Dear Mr. Thompson:

Thank you for your April 17, 2007 letter regarding Aceto Corporation’s (the “Company”) Form 10-K for the fiscal year ended June 30, 2006. In order to assist you in your review, we hereby submit a letter responding to the Staff’s comment. For your convenience, we have set forth below the Staff’s comment in its entirety followed by our response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 12

1.
We reviewed your response to comment four from our letter dated March 13, 2007. Please tell us the impact that royalty revenues had on your operating and net earnings for the years presented. To the extent royalty revenues represent a significant portion of your operating and/or net earnings, we would expect you to include a discussion of royalties on your operating results in satisfying the three principal objectives of management’s discussion and analysis as noted in SEC Release No. 33-8350 which are:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;
•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
•
to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

United States Securities and
Exchange Commission
April 25, 2007

In addition, please disclose total royalty revenues for each year presented in the notes to your financial statements. Refer to paragraph 37 of SFAS 131.

Response: The impact of royalty revenues on income from continuing operations before income taxes was less than 3% and 4% for the years ended June 30, 2006 and 2004, respectively. For the year ended June 30, 2005, the impact on income from continuing operations before income taxes was slightly higher at 6%. The Company does not deem royalty revenues to have a material impact on current operating and/or net earnings. In addition, the Company anticipates that royalty revenues for the year ended June 30, 2007 will also have an immaterial impact (less than 4%). However, the Company notes the Staff’s comment and will expand its disclosure in future filings as appropriate, including providing a discussion of royalties on operating results in satisfying the three principal objectives of management’s discussion and analysis as noted in SEC Release No. 33-8350, to the extent royalty revenues are significant and material (i.e. 5%) to readers. In addition, if deemed appropriate, we will in the future, include royalty revenues for each year presented in our notes to the financial statements.

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly. Thank you.

                    Sincerely,

                    /s/ Douglas Roth
                    Douglas Roth
                    Chief Financial Officer